Exhibit (a)(4)

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

GOLD KIST INC.,

Plaintiff,

v.

PILGRIM’S PRIDE CORPORATION;

PROTEIN ACQUISITION CORPORATION;

O.B. GOOLSBY, JR.; GARY D. TUCKER;

ROBERT L. HENDRIX; JOSEPH C. MORAN;

WALTER F. SHAFER, III; TIM THOMAS;

MICHAEL A. PRUITT; ROBERT A. WRIGHT;

JANE T. BROOKSHIRE; and J. CLINTON RIVERS,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) )	CIVIL ACTION FILE NO.

COMPLAINT

Plaintiff Gold Kist Inc. (“Gold Kist”) files this Complaint against Pilgrim’s Pride Corporation (“Pilgrim”); Pilgrim’s wholly-owned subsidiary, Protein Acquisition Corporation (“PAC” or “Purchaser”); Pilgrim’s President and Chief Executive Officer, O.B. Goolsby, Jr. (“Goolsby”); and Pilgrim’s illegal slate of nominees for the Gold Kist Board of Directors, each of whom is an officer of Pilgrim: Gary D. Tucker, Robert L. Hendrix, Joseph C. Moran, Walter F. Shafer, III, Tim Thomas, Michael A. Pruitt, Robert A. Wright, Jane T. Brookshire, and J. Clinton Rivers (collectively, the “Pilgrim Officers”). In support of its claims, Gold Kist alleges as follows:

NATURE OF THE ACTION

1. Pilgrim and Gold Kist are, respectively, the number two and three competitors in the United States chicken industry. Pilgrim, acting through its President and Chief Executive Officer Goolsby, recently nominated the nine Pilgrim Officers as candidates for the Gold Kist Board of Directors. These nominations were made in an effort by Pilgrim first to take control of Gold Kist’s Board and operations and then at some point thereafter—through the exercise of that Board control—to acquire Gold Kist.

2. As set forth more fully below, Section 8 of the Clayton Act, 15 U.S.C.A. § 19, makes illegal director and officer interlocks between competing corporations of certain sizes and therefore bars the Pilgrim Officers’ election to or service on the Board of Pilgrim’s direct competitor, Gold Kist. Section 16 of the Clayton Act, 15 U.S.C.A. § 26, authorizes this Court to preliminarily and permanently enjoin efforts to violate Section 8.

3. On August 18, 2006 and August 22, 2006, Pilgrim and Goolsby filed proxy materials with the Securities and Exchange Commission (“SEC”) regarding their nomination of the Pilgrim Officers for election to the Gold Kist Board. Nowhere in these filings with the SEC did Pilgrim and Goolsby disclose that Section 8 of the Clayton Act makes it illegal for the Pilgrim Officers to be elected to or serve on the Gold Kist Board.

4. On September 28, 2006, Pilgrim announced publicly its intent to commence a conditional tender offer to acquire all outstanding shares of Gold Kist’s common stock at $20 per share (the “Conditional Tender Offer”). Subsequently, Pilgrim filed a Form 8-K and then a Schedule TO, which included an Offer to Purchase and related letter of transmittal (collectively, the “Tender Offer Filings”), with the SEC, requesting Gold Kist’s stockholders to tender their shares. True and correct copies of the Tender Offer Filings are attached hereto as Exhibits “A” and “B” respectively (including the Offer to Purchase as exhibit (a)(1) to Exhibit “B”).

5. In the Tender Offer Filings, Pilgrim expressly conditions its Conditional Tender Offer on, among other things, the election of the Pilgrim Officers to the Gold Kist Board. Pilgrim explains in its Tender Offer Filings that, in the absence of a negotiated agreement with Gold Kist, Pilgrim will pursue the election of the Pilgrim Officers to the Gold Kist Board and that Pilgrim anticipates that those Pilgrim Officers would thereafter, acting as Gold Kist Board members, remove any obstacles to Pilgrim’s effort to acquire Gold Kist. See Exhibit A, Ex-99.6 at 2. Fiduciary duty, conflict of interest, director independence, and fairness issues would in and of themselves bar or intractably delay any such acquisition if the first step—the election of the Pilgrim Officers to the Gold Kist Board – were not patently unlawful.

6. Pilgrim has also stated that it “intends to… solicit proxies for use at the Company’s 2007 annual meeting in support of the proposals to… elect the [Pilgrim Officers]” to the Gold Kist Board. Exhibit B, Offer to Purchase at 4.

7. Pilgrim has conditioned its Conditional Tender Offer on an illegal act—election of the Pilgrim Officers to the Gold Kist Board. The election and service of the Pilgrim Officers on the Gold Kist Board will result in the exact harm that Section 8 of the Clayton Act is intended to prevent—unless stopped by this Court, Pilgrim, a direct and significant competitor of Gold Kist, would have access to Gold Kist’s competitively sensitive information, would be able to deprive Gold Kist of its competitive independence, and would be able to coordinate competitive decisions, such as pricing and output, with those of Gold Kist regardless of whether Pilgrim was ever ultimately successful in its attempt to acquire Gold Kist.

8. This unlawful intrusion into the management of Gold Kist by a direct competitor would inhibit Gold Kist’s ability to compete independently, expose Gold Kist to potential antitrust liability under Section 1 of the Sherman Act, 15 U.S.C.A. § 1, and cause harm to overall competition, consumers, and Gold Kist.

9. Pilgrim and Goolsby have not disclosed in their SEC filings or elsewhere the material fact that their proposed slate is illegal under Section 8 of the Clayton Act. The failure to disclose that Pilgrim’s and Goolsby’s proposed slate of directors cannot legally sit on Gold Kist’s Board and that this condition to its tender offer is illegal and illusory constitutes a material omission from its SEC filings. As a result, Pilgrim and Goolsby are violating several provisions of the Securities Exchange Act of 1934 (“Exchange Act”), including Sections 14(a), (d) and (e), as amended, 15 U.S.C.A. §§ 78n(a), (d), and (e), as well as the rules and regulations promulgated thereunder. This Court is authorized to enjoin these violations pursuant to Section 27 of the Exchange Act, 15 U.S.C.A. § 78aa.

10. In filing this action, Plaintiff asks this Court to preliminarily and permanently enjoin Pilgrim, Goolsby, and the Pilgrim Officers from continuing to violate Section 8 of the Clayton Act and the Exchange Act as described herein.

THE PARTIES

11. Gold Kist is a Delaware corporation with its principal place of business in Atlanta, Georgia. Gold Kist is an integrated chicken producer that engages in interstate commerce. Gold Kist had sales of approximately $2.28 billion in fiscal year 2005.

12. Pilgrim is a Delaware corporation with its principal place of business in Pittsburg, Texas. Pilgrim is an integrated chicken producer that engages in interstate commerce. Pilgrim had sales of approximately $4.41 billion in fiscal year 2005.

13. Protein Acquisition Corporation, or PAC, is a Delaware corporation with its principal place of business in Pittsburg, Texas. PAC is a wholly-owned subsidiary of Pilgrim that Pilgrim created solely as a vehicle to help effect what Pilgrim hopes will be the eventual acquisition of Gold Kist by Pilgrim. Tender-offer-related actions of Pilgrim described herein include actions undertaken at the direction and on behalf of Pilgrim by PAC.

14. O.B. Goolsby, Jr. is Pilgrim’s President and Chief Executive Officer. Pilgrim and Goolsby have represented to Gold Kist that Goolsby is a Gold Kist stockholder.

15. Gary D. Tucker is Pilgrim’s Senior Vice President and Corporate Controller and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

16. Robert L. Hendrix is Pilgrim’s Executive Vice President and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

17. Joseph C. Moran is Pilgrim’s Executive Vice President of Fresh Food Service and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

18. Walter F. Shafer, III is Pilgrim’s Executive Vice President of Prepared Food and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

19. Tim Thomas is Pilgrim’s Senior Vice President of Procurement and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

20. Michael A. Pruitt is Pilgrim’s Senior Vice President of Live Production and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

21. Robert A. Wright is Pilgrim’s Executive Vice President of Sales and Executive Vice President of Turkey and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

22. Jane T. Brookshire is Pilgrim’s Executive Vice President of Human Resources and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

23. J. Clinton Rivers is Pilgrim’s Chief Operating Officer and a candidate for the Gold Kist Board of Directors proposed by Pilgrim and Goolsby in the Pilgrim slate.

JURISDICTION AND VENUE

24. The claims asserted herein arise under Section 8 of the Clayton Act and Sections 14(a), (d), and (e) of the Exchange Act and the rules and regulations promulgated thereunder.

25. This Court has subject matter jurisdiction pursuant to 28 U.S.C.A. § 1331, as well as Section 16 of the Clayton Act, and Section 27 of the Exchange Act.

26. The Court has personal jurisdiction over Pilgrim because Pilgrim is licensed to do business in Georgia, does substantial business in Georgia, and maintains a registered agent in Georgia. Pilgrim is also subject to personal jurisdiction pursuant to Section 27 of the Exchange Act. Pilgrim may be served by serving its registered agent, CT Corporation System, 1201 Peachtree Street, NE, Atlanta, Georgia 30361.

27. The Court has specific personal jurisdiction over PAC because PAC is a direct participant in Pilgrim’s Conditional Tender Offer seeking to acquire Gold Kist, a company with its principal place of business in Georgia and, upon information and belief, PAC purposefully participated in, directed, or engaged in other contacts into Georgia in connection with the Conditional Tender Offer. PAC is also subject to personal jurisdiction pursuant to Section 27 of the Exchange Act. Finally, PAC is not a separate and distinct entity from Pilgrim and is the mere instrumentality of Pilgrim with respect to Pilgrim’s efforts to acquire Gold Kist. As such, Pilgrim’s contacts with the State of Georgia are imputed to PAC for purposes of personal jurisdiction analysis.

28. This Court has personal jurisdiction over Goolsby pursuant to O.C.G.A. § 9-10-91. Goolsby regularly performs duties as an officer of Pilgrim in Georgia, including attending meetings at and overseeing Pilgrim facilities in this District and attending meetings with Gold Kist and its representatives in this District. Goolsby purposefully sent the correspondence attached as Exhibit “D” to Gold Kist in Georgia proposing that he preside over the next annual meeting of the stockholders of Gold Kist, a company with its principal place of business in this District. Goolsby also nominated the nine Pilgrim Officers to serve on the Board of Directors of Gold Kist and, on information and belief, directed other contacts into this District in connection with his nomination of the slate. Goolsby is also subject to personal jurisdiction pursuant to Section 27 of the Exchange Act.

29. This Court has personal jurisdiction over each of the Pilgrim Officers under O.C.G.A. § 9-10-91. Each Pilgrim Officer consented to his or her nomination to serve on the Board of Directors of Gold Kist, a company whose principal place of business is in this District. The Pilgrim Officers each also directed and/or approved the submission of their consents to Gold Kist at its principal place of business in this District and, on information and belief, directed or consented to other contacts into Georgia in connection with nomination of the Pilgrim slate of candidates for the Gold Kist Board.

30. Venue is proper in this District under Section 12 of the Clayton Act, 15 U.S.C.A. § 22, and Section 27 of the Exchange Act because Pilgrim transacts business in this District through its operation of processing facilities and a sales office. Venue is also proper in this District under 28 U.S.C.A. § 1391 because Pilgrim, Goolsby, and the Pilgrim Officers are subject to personal jurisdiction in this District and, as such, reside in the District for purposes of venue analysis. Pilgrim also maintains a registered agent for service of process in this District. Finally, Defendants’ wrongful conduct took place in substantial part in this District, including the communication by Goolsby, on Pilgrim’s behalf and with the consent of the Pilgrim Officers, of the slate of Pilgrim’s candidates for the Gold Kist Board to Gold Kist and the communication of false and misleading statements related thereto, all for the purpose of achieving the unlawful election and service of the Pilgrim Officers on the Board of Directors of Gold Kist, a company whose principal place of business is in this District.

31. In connection with the acts alleged in this Complaint, Defendants directly or indirectly used the means and instrumentalities of interstate commerce, including, but not limited to, the U.S. mails and interstate telephone communications.

FACTS

32. Gold Kist and Pilgrim are each among the top three producers of chickens in the United States.

33. Gold Kist and Pilgrim are direct competitors as a result of their businesses and locations of operation.

34. Pilgrim is the nation’s number two producer of ready-to-cook chicken (as measured by millions of pounds produced), while Gold Kist is the nation’s number three producer of ready-to-cook chicken.

35. Gold Kist and Pilgrim maintain poultry processing facilities and sales offices in many of the same states (including Alabama, Georgia, and North Carolina), and the two companies compete directly in the sale of processed and further-processed chickens throughout the United States.

36. In early and mid 2006, Pilgrim made several confidential and unsolicited offers to acquire 100% of Gold Kist’s common stock. These offers eventually led to preliminary discussions regarding a potential merger of the two companies.

37. Although preliminary discussions regarding a possible merger between Gold Kist and Pilgrim were being conducted in confidence, in August 2006 Pilgrim abruptly, and publicly, announced a hostile takeover attempt. On August 18, acting in concert with Goolsby—Pilgrim’s President and Chief Executive Officer and a

Gold Kist stockholder—Pilgrim submitted a proposal for director nominations to Gold Kist. See Pilgrim’s August 18, 2006 letter to the Gold Kist Board of Directors, a true and correct copy of which is attached hereto as Exhibit “C;” Pilgrim’s August 18, 2006 letter to Gold Kist’s Secretary David Dyson, a true and correct copy of which is attached hereto as Exhibit “D.” Pilgrim and Goolsby proposed increasing the number of directors on Gold Kist’s Board of Directors from nine to fifteen and filling the new directorships with six Pilgrim Officers at the Gold Kist annual meeting of stockholders to be held in January or February of 2007. Pilgrim and Goolsby also nominated three other Pilgrim Officers to fill existing directorships with terms set to expire at the 2007 annual meeting—bringing the total number of Pilgrim Officers nominated to the Gold Kist Board to nine. Pilgrim and Goolsby further proposed that Goolsby preside as chairman at the 2007 annual meeting.

38. On or about August 18, 2006, Pilgrim and Goolsby caused proxy materials to be filed with the SEC pursuant to Section 14(a) of the Exchange Act and Rule 14a-12 promulgated thereunder. Attached thereto is Pilgrim’s August 18, 2006 letter to the Gold Kist Board of Directors, a true and correct copy of which is also attached hereto as Exhibit “E.” The letter states in pertinent part, “As you are aware, in order to preserve our flexibility with respect to the proposed combination, we have given notice, in accordance with Gold Kist’s by-laws, that we have submitted a proposal to adjust the number of Directors on Gold Kist’s Board and have submitted a slate of nine nominees for election to Gold Kist’s Board at the upcoming annual meeting of shareholders.”

39. Then, on or about August 22, 2006, Pilgrim filed additional proxy materials with the SEC pursuant to Rules 165 and 425, promulgated under the Securities Act of 1933, and Rule 14a-12, promulgated under the Exchange Act. Attached to this proxy filing is Pilgrim’s August 18, 2006 letter to Gold Kist informing Gold Kist that Goolsby has delivered a Notice of Stockholder Proposals and Director Nominations (the “Notice”). This letter goes on to state that the proposals in the Notice “seek inter alia, to increase the number of directors constituting the entire Board of Directors of the Company to fifteen, and to fill the vacancies created by such increase with certain persons listed in the Notice.” See Exhibit “C.”

40. On September 28, 2006, Pilgrim announced publicly that, on the following day, it would commence its Conditional Tender Offer for all outstanding shares of Gold Kist’s common stock, notifying stockholders of its intention to purchase all outstanding shares for $20 per share. Pilgrim also announced a cash tender offer to purchase all outstanding 10 1/4% senior notes of Gold Kist. In connection with the Conditional Tender Offer, Pilgrim filed a Form 8-K and then, on September 29, 2006, its Schedule TO and Offer to Purchase with the SEC in accordance with Section 14(d)(1) of the Exchange Act and Regulation 14D promulgated thereunder. As discussed therein, Pilgrim has formed Protein Acquisition Corporation (the “Purchaser”), a wholly-owned subsidiary of Pilgrim, with the intent of acquiring Gold Kist and making Gold Kist a subsidiary of Pilgrim. See Exhibit B, Offer to Purchase at 1.

41. Pilgrim’s Offer to Purchase acknowledges that Gold Kist stockholders currently possess stock purchase rights (the “Rights”) issued pursuant to Gold Kist’s Stockholder Protection Rights Agreement (the “Rights Agreement”), that would effectively preclude Pilgrim from acquiring Gold Kist shares pursuant to its Conditional Tender Offer so long as the Rights remain outstanding. Because only the Gold Kist Board can redeem the Rights or amend or terminate the Rights Agreement, Pilgrim has conditioned its tender offer on Gold Kist’s Board redeeming the Rights or otherwise rendering the Rights Agreement inapplicable to Pilgrim’s proposed acquisition. Exhibit B, Offer to Purchase at 1-2.

42. Pilgrim’s Offer to Purchase also acknowledges that Gold Kist is subject to the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”), which would prohibit an “interested stockholder” (generally, the owner of 15% or more of Gold Kist’s outstanding voting stock, or an affiliate or associate of such a 15% owner) from engaging in certain business combinations with Gold Kist for a period of three years unless: (i) prior to the time the interested stockholder became an interested stockholder, Gold Kist’s Board approved either the business combination or the transaction in which the interested stockholder became such; (ii) upon consummation of the transaction resulting in interested stockholder status, the interested stockholder owned at least 85% of Gold Kist’s voting stock (excluding certain shares from the computation); or (iii) the specific business combination is approved by the Gold Kist Board and by a disinterested 66 2/3% stockholder vote. Pilgrim has conditioned its Conditional Tender Offer on Pilgrim being satisfied, in its sole discretion, that the Conditional Tender Offer and the subsequent merger of Gold Kist with a Pilgrim subsidiary (the “Merger”) have been approved for purposes of Section 203 or that the restrictions of Section 203 will be inapplicable to Pilgrim and Purchaser (the “Section 203 Condition”). Exhibit B, Offer to Purchase at 2.

43. Recognizing that the Gold Kist Board plays a crucial role in protecting the interests of its stockholders, including having the power to satisfy the Section 203 Condition and the exclusive authority to redeem the Rights or to amend or terminate the Rights Agreement, Pilgrim has conditioned its Conditional Tender Offer on Pilgrim’s being satisfied, in its sole discretion, that its nominees (or other persons satisfactory to Pilgrim) constitute a majority of the members of the Gold Kist Board (the “Board Condition”). Exhibit B, Offer to Purchase at 2.

44. In its Offer to Purchase, Pilgrim makes clear that it will attempt to take control of the Gold Kist Board at the next annual meeting through its proxy solicitation:

[I]f Parent [Pilgrim] and the Company are unable to agree upon a negotiated transaction, Parent intends to file soliciting materials with the Commission and to solicit proxies for use at the Company’s 2007 annual meeting in support of the proposals [referenced in para. 32 of this Complaint] to designate Mr. Goolsby as the presiding officer at the meeting, to expand the size of the Company’s Board of Directors and to elect the Parent Nominees to fill both the newly created directorships resulting from such expansion and the director positions scheduled to expire at that meeting… Purchaser believes that the Parent Nominees… would consider taking action to remove certain obstacles to the stockholders of the Company determining whether to accept the Offer or otherwise consummate the Offer and the Merger, including taking action to (i) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), which would satisfy the Rights Condition, (ii) satisfy the DGCL §203 Condition and (iii) take any other action that may be desirable or necessary to expedite prompt consummation of the Offer and the Merger.

Exhibit B, Offer to Purchase at 4-5.

45. Although Pilgrim has made public its slate of directors, its intent to gain control of the Gold Kist Board, and its Conditional Tender Offer (including but not limited to posting this information on the Internet on Pilgrim’s web site), it has done so while concealing the material fact that its nominees are prohibited by Section 8 of the Clayton Act from serving on the Gold Kist Board. Pilgrim has included the election of its nominees as a condition of the tender offer, but fails to disclose the violation of Section 8 of the Clayton Act if that election were to occur. Exhibit B, Offer to Purchase at 1-2.

46. Section 8 of the Clayton Act is a per se prohibition on the simultaneous service of officers and directors on competing corporations of the size of Pilgrim and Gold Kist. For purposes of Section 8 of the Clayton Act, the term “officer” means an officer elected or chosen by a company’s Board of Directors, 15 U.S.C.A. § 19(a)(4), and may also include non-officer employees who act as agents of their corporate employer.

47. Pilgrim admits in its Conditional Tender Offer that each of its nominees to the Gold Kist Board “is an officer of Parent [Pilgrim].” Exhibit B, Offer to Purchase at 4.

48. Pilgrim’s Bylaws provide that:

The officers of the Corporation shall be chosen by the Board of Directors and shall consist of the offices of: (a) Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President, Vice President, Treasurer and Secretary; and

(b) Such other offices and officers (including one or more additional Vice Presidents) and assistant officers and agents as the Board of Directors shall deem necessary.

Article 5.1, Amended and Restated Corporate Bylaws of Pilgrim’s Pride Corporation. See Exhibit 4.4 to Pilgrim’s Registration Statement on Form S-8 No. 333-11/929 (filed with the SEC on January 15, 2004).

49. Based on Pilgrim’s Conditional Tender Offer and Bylaws, all nine Pilgrim Officers nominated to the Gold Kist Board are officers elected or chosen by Pilgrim’s Board of Directors. Each of these individuals is therefore an officer for purposes of Section 8 of the Clayton Act. Should any of the nine Pilgrim Officers not have been elected or chosen by Pilgrim’s Board of Directors, those individuals have officer-level titles, are cloaked with authority of officers, are admitted by Pilgrim to be officers, and are in any event acting as the employee-agents of Pilgrim in its effort to gain control of the Gold Kist Board, and are also deemed to be officers of Pilgrim for purposes of Section 8 of the Clayton Act.

50. By putting forth the illegal Pilgrim slate, Pilgrim and Goolsby are attempting to take control of the Gold Kist and Gold Kist’s management and operations (through placement of the nine Pilgrim Officers on the Gold Kist Board of Directors) before acquiring Gold Kist. If any or all of the Pilgrim Officers nominated to serve on the Gold Kist Board are elected—even if Pilgrim were at some later point to acquire Gold Kist—the harm to Gold Kist, competition, and consumers would be substantial because the Pilgrim Officers would serve on the Gold Kist Board for several months before any such acquisition could possibly be consummated, in clear violation of Section 8 of the Clayton Act.

51. While on the Gold Kist Board, the Pilgrim Officers would have access to the confidential internal production, marketing, sales, and pricing information of Gold Kist—a significant, legally independent competitor. Pilgrim would control the Gold Kist Board through its nine officer nominees. Thus, Pilgrim, acting through the Pilgrim Officers, would be able to replace Gold Kist’s previously independent management with managers whose loyalties are to Pilgrim. Pilgrim would be in a position to impede Gold Kist’s ability to compete vigorously with Pilgrim. Pilgrim would also be able to facilitate coordinated behavior between Gold Kist and Pilgrim, resulting in potential private and government antitrust actions against both companies for violations of Section 1 of the Sherman Act, which prohibits contracts, combinations, and conspiracies in restraint of trade, especially price fixing, coordination of production levels, and market allocations. Election of the Pilgrim Officers to the Gold Kist Board would result in Gold Kist and its stockholders facing the significant exposure and costs associated with violations of federal, as well as state, antitrust laws.

52. Nowhere in the proxy materials filed with the SEC, in the Notice, or otherwise for that matter, does Pilgrim or Goolsby disclose or make any reference whatsoever to the fact that their proposed slate of directors is barred from serving on the Gold Kist Board by Section 8 of the Clayton Act.

53. This fatal defect in Pilgrim’s and Goolsby’s proposed slate of directors is a material fact because there is a substantial likelihood that a reasonable stockholder would consider such information important or significant in evaluating Pilgrim’s and Goolsby’s Proxy Statement and deciding whether to vote in favor of Pilgrim’s and Goolsby’s proposed slate of directors.

54. Likewise, nowhere in its Tender Offer Filings or other documents related to the Conditional Tender Offer (which is conditioned on election of Pilgrim’s nominees to the Gold Kist Board) or otherwise does Pilgrim disclose or make any reference whatsoever to the fact that the election of Pilgrim’s nominees to Gold Kist’s Board would violate Section 8 of the Clayton Act.

55. This omission constitutes a material fact because there is a substantial likelihood that a reasonable stockholder would consider such information important or significant in evaluating Pilgrim’s Conditional Tender Offer and whether to tender his or her shares.

56. In this case, reliance may be presumed because Pilgrim’s and Goolsby’s violation is based on their omission of material facts from the proxy and tender offer materials.

57. The failure to disclose the fatal defect in Pilgrim’s and Goolsby’s proposed slate of directors renders Pilgrim’s and Goolsby’s proxy solicitation, Conditional Tender Offer, and related public statements false and misleading. The proxy solicitation, Conditional Tender Offer, and related public statements fail to include material facts necessary to make the statements therein not false and misleading.

58. Pilgrim’s and Goolsby’s failure to disclose the fatal defect in Pilgrim’s and Goolsby’s proposed slate of directors was made negligently, recklessly or willfully and will cause injury to Gold Kist’s stockholders that vote in favor of Pilgrim’s and Goolsby’s proposed slate of directors because they will be misled into voting in favor of Pilgrim’s and Goolsby’s proposed slate of directors or tendering into the Conditional Tender Offer without being apprised that the proposed slate of directors violates Section 8 of the Clayton Act and will cause harm to Gold Kist as well as Gold Kist’s stockholders, customers, and other constituencies.

59. Unless Pilgrim’s effort to gain unlawful control of the Gold Kist Board, as well as its Conditional Tender Offer, are enjoined, Gold Kist’s stockholders and the investing public will continue to be misled by Pilgrim’s failure to disclose the fatal inability of its nominees to serve on Gold Kist’s Board. As a result, Gold Kist (and its stockholders) will be forced to bear the cost of an expensive proxy contest concerning Pilgrim’s proxy solicitation for the election of its nominees to Gold Kist’s Board and concerning Pilgrim’s Conditional Tender Offer.

COUNT ONE

(Clayton Act § 8, 15 U.S.C.A. § 19: Interlocking Directorates and Officers)

Against Pilgrim and the Pilgrim Officers

60. Plaintiff realleges and incorporates by reference the allegations set forth in Paragraphs 1 through 59 herein.

61. Under Section 8 of the Clayton Act, it is per se unlawful for any of the Pilgrim Officers to serve on the Gold Kist Board of Directors to which they have been nominated by Goolsby and Pilgrim.

62. Because Gold Kist faces the threat of antitrust injury, as well as injury to its business or property, as a result of Pilgrim’s violation of Section 8 of the Clayton Act, Gold Kist is entitled to injunctive relief under Section 16 of the Clayton Act.

63. Both Gold Kist and Pilgrim meet the statutory threshold requirements for application of Section 8 of the Clayton Act in that: (a) Gold Kist and Pilgrim are each corporations engaged in commerce; (b) by virtue of their business and locations of operation, Gold Kist and Pilgrim are competitors, so that the elimination of competition by agreement between them would constitute a violation of antitrust laws including, inter alia, Section 1 of the Sherman Act; (c) Gold Kist and Pilgrim each have capital, surplus, and undivided profits aggregating more than $22,761,000; (d) Gold Kist and Pilgrim each sell in excess of $2,276,100 per year of chickens in competition with each other; and (e) the competitive sales of Gold Kist and Pilgrim respectively exceed four percent of each corporation’s total sales.

64. Service of the Pilgrim Officers on the Gold Kist Board would violate Section 8 of the Clayton Act and cause the very type of antitrust injury that Section 8 was designed to prevent, i.e., harm to competition due to a corporation gaining confidential business information of a competitor, obtaining effective control over a competitor, and establishing the potential for unlawful coordination with a competitor in violation of Section 1 of the Sherman Act.

65. Gold Kist and competition in the marketplace for chicken—which the antitrust laws were designed to protect—are both harmed by Defendants’ unlawful effort in violation of Section 8 of the Clayton Act to place the Pilgrim Officers on the Gold Kist Board.

COUNT TWO

(Exchange Act § 14(a), 15 U.S.C.A. § 78n(a);

Exchange Act Rule 14a-9 False and Misleading Proxy Solicitation)

Against All Defendants

66. Gold Kist realleges and incorporates by reference the allegations set forth in Paragraphs 1 through 65 herein.

67. It is unlawful for Defendants to solicit Gold Kist stockholders in a manner that omits to disclose that their proxy solicitation and proposed election of directors violates Section 8 of the Clayton Act, a material fact necessary to make such solicitations not misleading under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

68. The Pilgrim Officers are the nominees for whose election as directors of Gold Kist proxies are being solicited, and thus they are “participants in a solicitation” pursuant to Instruction 3(a)(ii) of Item 4 and Item 5(a)(3) to Schedule 14A promulgated under Section 14(a) of the Exchange Act. As “participants” in the illegal proxy solicitation that is the subject of this Complaint, the Pilgrim Officers should be enjoined for the same reasons and in the same manner as Defendants Pilgrim, PAC, and Goolsby.

69. Defendants’ continued public misrepresentations that the Pilgrim slate of nominees is legitimate and lawful and their omission to disclose the fatal defect in their proposed slate of directors are material facts because there is a substantial likelihood that a reasonable stockholder would consider such information important or significant in evaluating Pilgrim’s and Goolsby’s proxy materials and deciding whether to vote in favor of Pilgrim’s and Goolsby’s proposed slate of directors.

70. Defendants’ continued and public misrepresentations that the Pilgrim’s slate of nominees is legitimate and lawful and their omission to disclose the fatal defect in their proposed slate of directors have been made negligently. These misrepresentations and omissions are an essential link in the accomplishment of the transactions Defendants seek to achieve, namely the election of Pilgrim’s proposed slate of directors to the Board of Gold Kist.

71. Defendants’ unlawful proxy solicitation now requires Gold Kist to expend substantial financial resources in a proxy contest–not to fend off a hostile takeover, but rather to prevent stockholders from unknowingly electing a slate of nominees in violation of federal law that would almost certainly lead to costly litigation, government investigations, disruption of operations, and, consequently, harm to Gold Kist and its stockholders, as well as its employees, suppliers, and other stakeholders, and a reduction in Gold Kist’s market value.

72. Because Gold Kist and Gold Kist’s stockholders face this irreparable threat of injury to their business or property as the result of Defendants’ violations of Section 14(a) and Rule14a-9, as well as for the reasons stated in Count One, Gold Kist is entitled to preliminary and permanent injunctive relief. At a minimum, this court should enjoin the proxy solicitation until Pilgrim makes corrective disclosures in its filing.

COUNT THREE

(Exchange Act § 14(d) and (e), 15 U.S.C.A. § 78n(d, e); Exchange Act

Regulation 14D and E; Fraud in Connection with a Tender Offer)

Against All Defendants

73. Gold Kist realleges and incorporates by reference the allegations set forth in Paragraphs 1 through 72 herein.

74. It is unlawful for Defendants to make their Conditional Tender Offer for Gold Kist shares and notes in a manner that omits to disclose that their proxy solicitation and proposed slate of directors violates Section 8 of the Clayton Act, a material fact necessary to make such solicitation not misleading under Section 14(d) and (e) of the Exchange Act.

75. Defendants’ continued public misrepresentations that the Pilgrim slate of nominees is legitimate and lawful and their omission to disclose the fatal defect in their proposed slate of directors in their Tender Offer Filings are material facts because there is a substantial likelihood that a reasonable stockholder would consider such information important or significant in evaluating Pilgrim’s Conditional Tender Offer and deciding whether to tender his or her shares.

76. In misleading Gold Kist stockholders by omitting to disclose in their Tender Offer Filings the material fact that their proxy solicitation and proposed slate of directors violate Section 8 of the Clayton Act, Defendants have acted and continue to act with the intent to deceive or with severe recklessness in order to take control of Gold Kist without paying for the company, improperly acquire knowledge of Gold Kist’s operations that would continue to inhibit Gold Kist’s ability to compete, and force Gold Kist to bear the cost of an expensive proxy contest concerning Pilgrim’s proxy solicitation for the election of its nominees to Gold Kist’s Board and Pilgrim’s Conditional Tender Offer.

77. These misrepresentations and omissions are an essential link in the accomplishment of the transactions Defendants seek to achieve, namely the election of the Pilgrim Officers to the Gold Kist Board of Directors and the completion of the Tender Offer. Furthermore, reliance on Defendants’ misleading disclosures in their Tender Offer Filings may be presumed because Defendants have omitted to disclose material facts necessary to make the statements contained therein not false and misleading.

78. Defendants’ Conditional Tender Offer without these material disclosures in its Tender Offer Filings now requires Gold Kist to expend substantial financial resources to prevent stockholders from unknowingly tendering their shares in violation of federal law and in a way that would almost certainly lead to costly litigation, government investigations, disruption of operations, and, consequently, harm to Gold Kist and its stockholders, as well as its employees, suppliers, and other stakeholders, and a reduction in Gold Kist’s market value.

79. Because Gold Kist and Gold Kist’s stockholders face this irreparable threat of injury to their business or property as the result of Defendants’ violations of Sections 14(d) and (e) of the Exchange Act, as well as for the reasons stated in Counts One and Two, Gold Kist is entitled to preliminary and permanent injunctive relief. At a minimum, Gold Kist is entitled to an injunction of the tender offer until Pilgrim makes corrective disclosures in its Tender Offer Filings.

PRAYER FOR RELIEF

WHEREFORE, GOLD KIST PRAYS as follows:

(a) That this Court preliminarily and permanently enjoin Defendants and all persons acting in concert with them from taking any action in furtherance of an effort to elect Pilgrim’s slate of nominees to the Gold Kist

Board in violation of Section 8 of the Clayton Act, and affirmatively require Defendants and all persons acting in concert with them to immediately withdraw their Notice, the proposals contained therein, and proxy materials and cease and desist from their efforts to elect Pilgrim’s slate of the Pilgrim Officers to the Gold Kist Board in violation of Section 8 of the Clayton Act;

(b) That this Court preliminarily and permanently enjoin Defendants and all persons acting in concert with them from continuing to violate the securities laws by failing to disclose the ineligibility of Pilgrim’s slate of nominees to serve on the Gold Kist Board, from making false and misleading proxy solicitations, and from otherwise making illegal stockholder proposals;

(c) That this Court preliminarily and permanently enjoin Defendants and all persons acting in concert with them from continuing to violate the securities laws by failing to disclose in its Tender Offer Filings the illegality of Pilgrim’s proxy solicitation regarding its slate of nominees, from making false and misleading disclosures, and from otherwise making illegal stockholder proposals, and affirmatively require Defendants and all persons acting in concert with them to immediately withdraw the hostile tender offer permanently, or at a minimum until corrective disclosure is made in these and all other relevant SEC filings discussed in this Complaint pursuant to Sections 14(a), (d) and (e) of the Exchange Act and the rules and regulations promulgated thereunder;

(d) That this Court preliminarily and permanently enjoin Defendants and all persons acting in concert with them from making future proposals to Gold Kist or its stockholders in violation of Section 8 of the Clayton Act and from voting any shares of Gold Kist that they may own or control in favor of their illegal proposal or any other illegal proposal; and

(e) That Gold Kist recovers from Defendants its costs of litigation, including but not limited to reasonable attorneys’ fees and expenses pursuant to 15 U.S.C.A. § 26 and Section 14(a) of the Exchange Act.

Respectfully submitted this 12th day of October, 2006.

ALSTON & BIRD LLP

Peter Kontio

Georgia Bar No. 428050

Kevin E. Grady

Georgia Bar No. 304050

Jay D. Bennett

Georgia Bar No. 051350

Theodore J. Sawicki

Georgia Bar No. 627851

Kristine McAlister Brown

Georgia Bar No. 480189

Valarie C. Williams

Georgia Bar No. 764440

1201 West Peachtree Street

Atlanta, GA 30309-3424

Telephone: (404) 881-7000

Facsimile: (404) 881-7777

Counsel for Plaintiff Gold Kist Inc.